P.O. Box 2600
Valley Forge, PA 19482-2600

484-618-9535
laura_bautista@vanguard.com

December 15, 2017

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission	via electronic filing
100 F Street, NE

Washington, DC 20549

RE:	Vanguard Scottsdale Funds (the “Trust”)
File No. 333-11763
Post-Effective Amendment No. 48 – Vanguard Short-Term Treasury Index Fund, Vanguard
Intermediate-Term Treasury Index Fund, and Vanguard Long-Term Treasury Index Fund
(collectively, the “Funds”)

Dear Ms. Larkin,

This letter responds to your comments provided to us by telephone on December 5, 2017, with respect to the above-referenced post-effective amendment to the Funds’ registration statement.

Comment:	Prospectuses

Comment:	To the extent not already disclosed, please add disclosure to the Funds’ prospectuses regarding (a) the index rebalance and reconstitution process, including the frequency thereof, (b) an explanation of how and when the indices change, and (c) the number of index components.

Response:	Current disclosure set out in the Funds’ prospectuses under the heading “Security
Selection” identifies the number of bonds included in each Fund’s target index.

The following disclosure has been added to the Funds’ prospectuses under the heading “Security Selection”:

The components of the target indices of Vanguard Short-Term Treasury Index Fund, Vanguard Intermediate-Term Treasury Index Fund, and Vanguard Long-Term Treasury Index Fund are reconstituted and rebalanced on a monthly basis. Each index rebalances as a float-adjusted market-weighted index, and bonds may enter or fall out of the index on a monthly basis. New securities are added to and removed from an index in connection with the month-end index rebalance process.

Please contact me at (484) 618-9535 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Laura A. Bautista Laura A. Bautista Associate Counsel The Vanguard Group, Inc.